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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

AMC ENTERTAINMENT INC.
(Name of the Issuer)

AMC Entertainment Inc. Peter C. Brown Philip M. Singleton	Marquee Holdings Inc.
Marquee Inc.
J.P. Morgan Partners (BHCA), L.P.
J.P. Morgan Partners Global Investors, L.P.
J.P. Morgan Partners Global
Investors A, L.P.
J.P. Morgan Partners Global Investors
(Cayman), L.P.
J.P. Morgan Partners Global Investors
(Cayman) II, L.P.
J.P. Morgan Partners Global Investors
(Cayman) V, L.P.
J.P. Morgan Partners Global Investors (Selldown), L.P.
AMCE (Fred), L.P.
AMCE (Ginger), L.P.
AMCE (Darth), L.P.
AMCE (Luke), L.P.
AMCE (Rhett), L.P.
AMCE (Scarlett), L.P.	Apollo Management IV, L.P.
Apollo Management V, L.P.
Apollo Investment Fund IV, L.P.
Apollo Overseas Partners IV, L.P.
Apollo Investment Fund V, L.P.
Apollo Overseas Partners V, L.P.
AP Entertainment, LLC
Apollo Netherlands Partners V(A), L.P.
Apollo Netherlands Partners V(B), L.P.
Apollo German Partners V GMBH & CO KG

(Name of Person(s) Filing Statement)

Common Stock, Class B Stock and Series A Convertible Preferred Stock
(Title of Class of Securities)

001669 10 0
(CUSIP Number of Class of Securities)

Kevin M. Connor, Esq. AMC Entertainment Inc. 920 Main Street Kansas City, Missouri 64105 Telephone: (816) 221-4000	Michael R. Hannon Marquee Holdings Inc. Marquee Inc. J.P. Morgan Partners (BHCA), LLC 1221 Avenue of the Americas New York, New York 10020-1080 Telephone: (212) 899-3400	Michael D. Weiner, Esq. Apollo Management IV, L.P. Apollo Management V, L.P. 9 West 57th Street 43rd Floor New York, New York 10019 Telephone: (212) 515-3200
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Eileen T. Nugent, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	Samuel A. Fishman, Esq. David M. Schwartzbaum, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone (212) 906-1200	Daniel A. Neff, Esq. David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone (212) 403-1000

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,665,362,928	$211,001

*
As of November 22, 2004, there were outstanding 34,019,497 shares of Common Stock; 3,051,597 shares of Class B Stock and 305,548 shares of Series A Convertible Preferred Stock. The filing fee was determined by adding (x) the product of (i) the 37,071,094 shares of Common and Class B Stock proposed to be acquired in the merger and (ii) the merger consideration of $19.50 in cash per share of Common and Class B Stock, plus (y) the product of (i) the 338,960 shares of Series A Convertible Preferred Stock proposed to be acquired in the merger (consisting of the 305,548 shares of Series A Convertible Preferred Stock outstanding on November 22, 2004, plus the 33,412 shares of Series A Convertible Preferred Stock to be issued as a special distribution prior to the consummation of the merger) and (ii) the merger consideration of $2,727.27 in cash per share of Series A Convertible Preferred Stock, plus (z) $18,041,155 payable to holders of outstanding stock options and deferred stock units granted by AMC in exchange for the cancellation of such options and deferred stock units. The payment of the filing fee, calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 (Updated), equals $126.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $211,001 Form or Registration No.: Schedule 14A	Filing Party: AMC Entertainment Inc. Date Filed: September 17, 2004

SCHEDULE 13E-3

        This Amendment No. 3 (this "Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3, (as amended, this "Transaction Statement") first filed on September 17, 2004 and amended on October 22, 2004 and November 8, 2004 is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) AMC Entertainment Inc., a Delaware corporation ("AMCE"), (ii) Peter C. Brown and Philip M. Singleton (together, the "Management Filers"), (iii) Marquee Holdings Inc., a Delaware corporation ("Holdings"), (iv) Marquee Inc., a Delaware corporation ("Marquee"), (v) J.P. Morgan Partners (BHCA), L.P. and certain affiliated funds (collectively, the "JPMP Filers") and (vi) Apollo Management IV L.P. and Apollo Management V, L.P. and certain affiliated funds (collectively, the "Apollo Filers"). AMCE, the Management Filers, Holdings, Marquee, the JPMP Filers and the Apollo Filers are collectively referred to as the "Filing Persons" of this Transaction Statement.

        This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 22, 2004, by and among AMCE, Holdings and Marquee. If the Merger Agreement is adopted by the AMCE stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied or waived, Marquee will merge with and into AMCE (the "Merger"), with AMCE continuing as the surviving corporation. As a result of the Merger, AMCE, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of Holdings.

        In the Merger, (1) each issued and outstanding share of AMCE's common stock, par value $0.66 2/3 per share, and Class B Stock, par value $0.66 2/3 per share, will be converted into the right to receive $19.50 in cash and (2) each issued and outstanding share of AMCE's Series A convertible preferred stock will be converted into the right to receive $2,727.27 in cash.

        Concurrently with the filing of this Amendment, AMCE is filing with the SEC an amended preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which AMCE's board of directors is soliciting proxies from shareholders of AMCE in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

        Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

        The filing of this Transaction Statement will not be construed as an admission by the Management Filers, Holdings, Marquee, the Apollo Filers or the JPMP Filers or any of their respective affiliates that AMCE is "controlled" by or under common "control" with Holdings, Marquee, the Apollo Filers or the JPMP Filers or that any of their respective affiliates is an "affiliate" of AMCE within the meaning of Rule 13e-3 of the Exchange Act.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under the caption "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   Name and address. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.

        (b)   Securities. The classes of securities that are the subject of the transaction are the common stock, Class B stock and Series A convertible preferred stock of AMCE. As of November 22, 2004, there were outstanding 34,019,497 shares of common stock; 3,051,597 shares of Class B stock and 305,548 shares of Series A convertible preferred stock.

        (c)   Trading market and price. The information set forth under the caption "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

        (d)   Dividends. The information set forth under the caption "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

        (e)   Prior public offerings. On March 13, 2002, AMCE completed a public offering of 9.0 million shares of common stock at a public offering price of $10.50 per share. The closing occurred on March 19, 2002. On March 26, 2002, the underwriters of the offering exercised an overallotment option for 1.35 million shares at a public offering price of $10.50 per share. AMCE received net proceeds of $9.87 per share in these offerings, for aggregate proceeds of $100,800,000.

        (f)    Prior stock purchases. The information set forth under the caption "Transactions in AMCE Common Stock—Purchases" in the Proxy Statement is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)   Name and address. The information set forth under the captions "Participants" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

        (b)   Business and background of entities. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.

        (c)   Business and background of natural persons. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference. Set forth below for each director and executive officer of AMC is his respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen.

        Mr. Peter C. Brown has served as a Director of AMCE and American Multi-Cinema, Inc. since November 12, 1992, as Chairman of the Board and Chief Executive Officer of AMCE since July 1999 and as President of AMCE since January 1997. Mr. Brown served as Co-Chairman of the Board of AMCE from May 1998 through July 1999 and as Executive Vice President of AMCE from August 1994 to January 1997. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of American Multi-Cinema, Inc. Mr. Brown is a graduate of the University of Kansas.

        Mr. Charles J. Egan, Jr.    has served as a Director of AMCE since October 30, 1986. Mr. Egan is retired Vice President of Hallmark Cards, Incorporated. Hallmark Cards, Incorporated is primarily engaged in the business of greeting cards and related social expressions products, Crayola crayons and the production of movies for television. Mr. Egan is sole Trustee of the Durwood Voting Trust established under that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated as of August 12, 1997 and The Stanley H. Durwood Foundation, established under that certain Trust Indenture, dated April 27, 1999, as amended. Mr. Egan also serves as a member of the Board of Trustees, Treasurer and Chairman of the Finance Committee of the Kansas City Art Institute and past Co-Chair of the Harvard College Fund and past-president of the Harvard Alumni Association. Mr. Egan holds an A.B. degree from Harvard University and an LL.B. degree from Columbia University.

        Mr. Charles S. Sosland has served as a director of AMCE since September 18, 2003. Mr. Sosland serves as President and Chief Executive Officer of Sosland Companies, Inc. of Kansas City, Missouri, a family owned holding company with interests mainly in publishing magazines serving American and global food and agricultural businesses, and has held this position since 1993. Mr. Sosland is also Chairman of Sosland Publishing Company and Group Publisher of its international magazine, World Grain, and of Meat and Poultry magazine. Mr. Sosland is an advisory board member of the Commerce Bank of Kansas City, N.A., and director of Canadean Ltd., a U.K.-based consulting firm for the international beverage industry. He also serves as an honorary member of the board of directors of the Boys and Girls Clubs of Greater Kansas City and is past-president of the board of trustees of Pembroke Hill School, past-chairman of the board of trustees of the Kansas City Art Institute, a member of the Civic Council of Greater Kansas City and is a director of the Sosland Foundation. A native of Kansas City, Mr. Sosland graduated from the College of Basic Studies at Boston University in 1975.

        Mr. Paul E. Vardeman has served as a director of AMCE since June 14, 1983. Mr. Vardeman was a director, officer and shareholder of the law firm of Polsinelli, White, Vardeman & Shalton, P.C. (now Polsinelli, Shalton, Welte & Suelthaus, P.C.), Kansas City, Missouri, from 1982 until his retirement from such firm in November 1997. Prior thereto, Mr. Vardeman served as a Judge of the Circuit Court of Jackson County, Missouri. Mr. Vardeman holds undergraduate and J.D. degrees from the University of Missouri-Kansas City.

        Mr. Michael N. Garin has served as a director of AMCE since September 18, 2003. Mr. Garin is the Chief Executive Officer of Central European Media Enterprises, which operates the leading group of TV networks and stations across Central and Eastern Europe. He is a director and member of the Audit Committee of American Media, Inc., a director and member of the Audit Committee of Cablecom (Switzerland), and a director of Canal+ Nordic (Scandinavia). He also acts as an independent strategic and financial advisor to MortgageIT. From 1999 to 2001, Mr. Garin was President and Chief Operating Officer of Digital Convergence Corporation, an Internet technology company. In March 2002, digital Convergence filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Previously, Mr. Garin spent 11 years as the Global Head of Media, Telecommunications and Information Services Investment Banking at ING Barings, LLC. Mr. Garin co-founded Lorimar Telepictures Corporation in 1978 and served as a Director until 1988. He also worked in numerous roles for Time Inc. Mr. Garin received an A.B. in Economics from Harvard University in 1968 and a Masters Degree in Philosophy and the Arts from the New School for Social Research in 1973.

        Mr. Leon D. Black has served as a Director of AMCE since April 19, 2001. Mr. Black is one of the founding principals of Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds, and Apollo Real Estate Advisors, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds. Mr. Black also serves on the Boards of Directors of Wyndham International, Inc., Allied Waste Industries, Inc., Sirius Satellite Radio, Inc. and United Rentals, Inc. Mr. Black also serves as a Trustee of Dartmouth College, The Museum of Modern Art, Mount Sinai-NYU Medical Center, Lincoln Center for the Performing Arts,

the Metropolitan Museum of Art, Prep for Prep and The Asia Society. Mr. Black holds a B.A. degree from Dartmouth College and an M.B.A. degree from Harvard University.

        Mr. Marc J. Rowan has served as a Director of AMCE since April 19, 2001. Mr. Rowan is one of the founding principals of Apollo Management, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds. Mr. Rowan is also a director of Wyndham International, Inc., National Financial Partners, Inc., Quality Distribution, Inc., Cablecom GmbH, iesy Hessen GmbH & Co., KG and Skyterra Communications Inc. Mr. Rowan also serves on the executive committee of the Youth Renewal Fund and is a member of the Board of Directors of National Jewish Outreach Program, the Riverdale Country School and the Undergraduate Executive Board of The Wharton School of Business. Mr. Rowan holds a B.S. degree and an M.B.A. degree from The Wharton School of Business at the University of Pennsylvania.

        Mr. Laurence M. Berg has served as a Director of AMCE since April 19, 2001. Mr. Berg is a Senior Partner with Apollo Management, L.P. which, together with its affiliates, serves as managing general partner of the Apollo Investment Funds. Mr. Berg serves on the Board of Directors of Resolution Performance Products, Inc., Hayes Lemmerz International, Inc., Rent-A-Center, Inc. and Educate Inc. Mr. Berg holds a B.S. degree from The Wharton School of Business at the University of Pennsylvania and an M.B.A. degree from Harvard University.

        Mr. Philip M. Singleton was elected President of American Multi-Cinema, Inc. on January 10, 1997 and has served as Chief Operating Officer of American Multi-Cinema, Inc. since November 14, 1991. Mr. Singleton has served as Executive Vice President of AMCE since August 3, 1994. Mr. Singleton has served as a director of American Multi-Cinema, Inc. since November 12, 1992.

        Mr. Richard T. Walsh has served as Executive Vice President of AMCE and Chairman, AMC Film, a division of American Multi-Cinema, Inc., since November 9, 2001. Prior thereto, Mr. Walsh served as Executive Vice President, Film Operations, AMCE Film, from September 29, 1999 to November 9, 2001 and as Senior Vice President in charge of operations for the West Division of American Multi-Cinema, Inc. from July 1, 1994 to September 29, 1999.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and American Multi-Cinema, Inc. since April 3, 2003. Prior thereto, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and American Multi-Cinema, Inc. effective April 19, 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and American Multi-Cinema, Inc. from August 20, 1998 until May 13, 2002. Mr. Ramsey has served as a director of American Multi-Cinema, Inc. since September 28, 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. effective October 15, 1999. Mr. Ramsey served as Vice President, Finance from January 17, 1997 to October 15, 1999 and prior thereto served as Director of Information Systems and Director of Financial Reporting since joining American Multi-Cinema, Inc. on February 1, 1995.

        Mr. John D. McDonald has served as Executive Vice President, North America Operations of American Multi-Cinema, Inc. since October 1, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Corporate Operations from November 9, 1995 until his promotion to Executive Vice President on October 1, 1998.

        Mr. Richard M. Fay has served as President, AMC Film, since September 8, 1995.

        Mr. James V. Beynon has served as Senior Vice President of AMCE and American Multi-Cinema, Inc. since September 29, 1999. Prior thereto, Mr. Beynon served as Vice President of AMCE and American Multi-Cinema, Inc. from September 19, 1994. Mr. Beynon has served as Treasurer of AMC and American Multi-Cinema, Inc. since September 19, 1994.

        Mr. Mark A. McDonald has served as Executive Vice President, International Operations of AMC Entertainment International, Inc., a subsidiary of AMCE, since December 7, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 9, 1995 until his appointment as Executive Vice President in December 1998.

        Mr. Rolando B. Rodriguez has served as Executive Vice President, North America Operations Services of American Multi-Cinema, Inc. since February 14, 2002. Prior thereto, Mr. Rodriguez served as Senior Vice President, Food and Beverage Group of American Multi-Cinema, Inc. from May 2000 until his promotion to Executive Vice President on February 14, 2002. Mr. Rodriguez served as Senior Vice President, North America Field Operations of American Multi-Cinema, Inc. from November 1999 until May 2000. Prior thereto, Mr. Rodriguez served as Senior Vice President, Operations, South Division from March 1996.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and American Multi-Cinema, Inc. since April 3, 2003. Prior thereto, Mr. Connor served as Senior Vice President, Legal of AMCE and American Multi-Cinema, Inc. beginning November 6, 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1, 1995.

        Mr. Chris A. Cox has served as Vice President and Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. since May 13, 2002. Prior thereto, Mr. Cox served as Vice President and Controller of American Multi-Cinema, Inc. from November 28, 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December of 1999 until November 2000 and as Senior Manager in Assurance and Business Advisory Services at PricewaterhouseCoopers LLP from January 1997 to December 1999.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   Material terms.

          (1)    Not applicable.

          (2) (i)    The information set forth under the captions "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Proxy Statement is incorporated herein by reference.

          (2)(ii)    The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger" and "The Merger—Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

          (2)(iii)    The information set forth under the captions "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered" and "Special Factors—Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

          (2)(iv)    The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "The Special Meeting—Record Date and Voting Information" in the Proxy Statement is incorporated herein by reference.

          (2)(v)    The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

          (2)(vi)    The information set forth under the caption "Anticipated Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

          (2)(vii)    The information set forth under the caption "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

        (c)   Different terms. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

        (d)   Appraisal rights. The information set forth under the caption "Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

        (e)   Provisions for unaffiliated security holders. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated securityholders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

        (f)    Eligibility for listing or trading. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)(1)-(2)    Transactions. The information set forth under the captions "Special Factors—Background of the Merger," "Interests of Certain Persons in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

        (b)-(c)    Significant corporate events; Negotiations or Contacts. The information set forth under the captions "Summary Term Sheet," "The Voting Agreements," "Interests of Certain Persons in the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

        (e)   Agreements involving the subject company's securities. The information set forth under the captions "Summary Term Sheet," "The Voting Agreements," "Interests of Certain Persons in the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b)   Use of Securities Acquired. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered" and "Special Factors—Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

        (c)(1)-(8)    Plans. The information set forth under the captions "Summary Term Sheet," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Certain Effects of the Merger," "Interests of Certain Persons in the Merger" and "The Merger—Merger Financing" in the Proxy Statement is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        (a)   Purposes. The information set forth under the captions "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered" and "Special Factors—Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

        (b)   Alternatives. The information set forth under the captions "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered" and "Special Factors—Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

        (c)   Reasons. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Opinion of Lazard," "Special Factors—Opinion of Goldman Sachs" and "Special Factors—Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

        (d)   Effects. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Certain Effects of the Merger," "Interests of Certain Persons in the Merger," "The Merger—Merger Financing," "The Merger—Estimated Fees and Expenses of the Merger," "Material U.S. Federal Income Tax Consequences" and "Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

        (a)-(b)    Fairness; Factors considered in determining fairness. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Opinion of Lazard" and "Special Factors—Opinion of Goldman Sachs" in the Proxy Statement is incorporated herein by reference. The full text of the written opinions of Lazard Freres & Co. LLC and Goldman Sachs, both dated July 22, 2004, is attached to the Proxy Statement as Appendices B-1 and B-2, respectively, and is incorporated herein by reference. The written materials presented by Lazard Freres & Co. LLC to the AMCE Independent Committee on July 19, 2004 are set forth as Exhibit (c)(2), Exhibit (c)(5) and Exhibit (c)(6) hereto and are incorporated herein by reference. The written materials presented by Goldman Sachs to the AMCE Board of Directors on July 19, 2002 are set forth as Exhibit (c)(4) hereto and are incorporated herein by reference.

        (c)   Approval of security holders. The information set forth under the captions "Summary Term Sheet—Stockholder Approvals Required" "Certain Questions and Answers About the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Certain Effects of the Merger" and "The Special Meeting—Record Date and Voting Information," in the Proxy Statement is incorporated herein by reference.

        (d)   Unaffiliated representative. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Opinion of Lazard," "Special Factors—Opinion of Goldman Sachs," "Special Factors—Position of Apollo and the Apollo Investors as to the Fairness of the Merger," "Special Factors—Position of the JPMP Investors as to the Fairness of the Merger" and "Position of Holdings and Marquee as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

        (e)   Approval of directors. The information set forth under the captions "Summary Term Sheet" "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered" and "Special Factors—Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

        (f)    Other offers. The information set forth under the caption "Special Factors—Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        (a)-(c)    Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth under the captions "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Opinion of Lazard," "Special Factors—Opinion of Goldman Sachs" and "Where Shareholders Can Find More Information" in the Proxy Statement is incorporated herein by reference. The full text of the written opinions of Lazard Freres & Co. LLC and Goldman Sachs, each dated July 22, 2004, is attached to the Proxy Statement as Appendices B-1 and B-2, respectively, and is incorporated herein by reference. The written materials presented by Lazard Freres & Co. LLC to the AMCE Independent Committee on July 19, 2004 are set forth as Exhibit (c)(2), Exhibit (c)(5) and Exhibit (c)(6) hereto and are incorporated herein by reference. Written materials presented by Lazard Freres & Co. LLC to the AMCE Independent Committee relating to potential recapitalization transactions under consideration by the AMCE Independent Committee in February and March 2004 are set forth as Exhibits (c)(8), (c)(9), (c)(10) and (c)(11) hereto and are incorporated herein by reference. In addition, other written materials furnished to the AMCE Independent Committee in March 2004 in connection with its consideration of such transactions are attached hereto as Exhibits (c)(12) and (c)(13) and are incorporated herein by reference. The written materials presented by Goldman Sachs to the AMCE Board of Directors on July 19, 2002 are set forth as Exhibit (c)(4) hereto and are incorporated herein by reference. The written materials presented by Goldman Sachs to the AMCE Board of Directors on May 25, 2004 are set forth as Exhibit (c)(7) hereto and are incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a)-(d)    Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the captions "Summary Term Sheet" "Certain Questions and Answers About the Merger," "The Merger—Merger Financing" and "The Merger—Estimated Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   Securities ownership. The information set forth under the captions "Summary Term Sheet" "Interests of Certain Persons in the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

        (b)   Securities transactions. The information set forth under the caption "Transactions in AMCE Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        (d)   Intent to tender or vote in a going private transaction. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting—Record Date and Voting Information," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered," "Special Factors—Reasons for the Board's Recommendation; Factors Considered," "Special Factors—Interests of Certain Persons in the Merger" and "The Voting Agreements" in the Proxy Statement is incorporated herein by reference.

        (e)   Recommendation of Others. The information set forth under the captions "Summary Term Sheet," "Special Factors—Background of the Merger," "Special Factors—Reasons for the Independent Committee's Recommendation; Factors Considered" and "Special Factors—Reasons for the Board's Recommendation; Factors Considered," in the Proxy Statement is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

        (a)   Financial information. The information set forth under the caption "Selected Financial Data" in the Proxy Statement is incorporated herein by reference.

        (b)   Pro forma information. Not applicable.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)-(b)    Solicitations or recommendations; Employees and corporate assets. The information set forth under the caption "The Special Meeting—Expenses of Proxy Solicitation" in the Proxy Statement is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

        The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16.    EXHIBITS.

        (a)(2)    Definitive Proxy Statement for the Special Meeting of Shareholders of AMC Entertainment Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 24, 2004.

        (b)(1)    Letter Agreement, dated as of July 22, 2004, J.P. Morgan Partners (BHCA), L.P., Apollo Investment Fund V, L.P. and Marquee Holdings Inc. (included as Exhibit 99.3 to Form-8-K filed on July 23, 2004 and incorporated herein by reference).

        (b)(2)    Commitment Letter and Summary of Terms and Conditions, dated as of July 22, 2004, J.P. Morgan Securities Inc., JPMorgan Chase Bank, Citigroup Global Markets Inc., Citigroup North America, Inc., Marquee Holdings Inc. and Marquee Inc. (included as Exhibit 99.4 to Form-8-K filed on July 23, 2004 and incorporated herein by reference).

        (b)(3)    Indenture, dated as of August 18, 2004, by and between Marquee Holdings Inc., a Delaware corporation, and HSBC Bank USA, N.A., a national banking association, as trustee, related to the 12% Senior Discount Notes due 2014 of Marquee Holdings Inc. (included as Exhibit (b)(3) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (b)(4)    Indenture, dated as of August 18, 2004, by and between Marquee Inc., a Delaware corporation, and HSBC Bank USA, N.A., a national banking association, as trustee, related to the Senior Floating Rate Notes due 2010 of Marquee Inc. (included as Exhibit (b)(4) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (b)(5)    Indenture, dated as of August 18, 2004, by and between Marquee Inc., a Delaware corporation, and HSBC Bank USA, N.A., a national banking association, as trustee, related to the 8 5/8% Senior Notes due 2012 of Marquee Inc. (included as Exhibit (b)(5) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (c)(1)    Opinion of Lazard Freres & Co. LLC, dated July 22, 2004 (incorporated herein by reference to Appendix B-1 to the Proxy Statement).

        (c)(2)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. on July 19, 2004 (included as Exhibit (c)(2) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (c)(3)    Opinion of Goldman, Sachs & Co., dated July 22, 2004 (incorporated herein by reference to Appendix B-2 to the Proxy Statement).

        (c)(4)    Materials presented by Goldman Sachs & Co to the Board of Directors of AMC Entertainment Inc. on July 19, 2004 (included as Exhibit (c)(4) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (c)(5)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. on July 19, 2004 (included as Exhibit (c)(5) to Amendment No. 1 to Schedule 13E-3 filed on October 22, 2004 and incorporated herein by reference).

        (c)(6)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. on July 19, 2004 (included as Exhibit (c)(6) to Amendment No. 1 to Schedule 13E-3 filed on October 22, 2004 and incorporated herein by reference).

        (c)(7)    Materials presented by Goldman Sachs & Co., to the Board of Directors of AMC Entertainment Inc. on May 25, 2004 (included as Exhibit (c)(7) to Amendment No. 1 to Schedule 13E-3 filed on October 22, 2004 and incorporated herein by reference).

        (c)(8)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. in February, 2004 (included as Exhibit (c)(8) to Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(9)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. in February, 2004 (included as Exhibit (c)(9) to Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(10)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. on March 9, 2004 (included as Exhibit (c)(10) to Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(11)    Materials presented by Lazard Freres & Co. LLC to the Independent Committee of the Board of Directors of AMC Entertainment Inc. in March, 2004 (included as Exhibit (c)(11) to

Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(12)    Materials presented to the Independent Committee of the Board of Directors of AMC Entertainment Inc. in March, 2004 (included as Exhibit (c)(12) to Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(13)    Materials presented to the Independent Committee of the Board of Directors of AMC Entertainment Inc. on March 31, 2004 (included as Exhibit (c)(13) to Amendment No. 2 to Schedule 13E-3 filed on November 8, 2004 and incorporated herein by reference).

        (c)(14)    Additional financial information prepared May 11, 2004 and furnished to the JPMP Investors, the Apollo Investors, Lazard and Goldman Sachs.

        (c)(15)    Additional financial information prepared July 5, 2004 and furnished to the JPMP Investors, the Apollo Investors, Lazard and Goldman Sachs.

        (d)(1)    Agreement and Plan of Merger, dated as of July 22, 2004, by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (included as Exhibit 2.1 to Form 8-K filed on July 23, 2004 and incorporated herein by reference).

        (d)(2)    Consent and Voting Agreement, dated as of July 22, 2004, by and among Apollo Management IV, L.P., Apollo Management V, L.P., the stockholders named therein and AMC Entertainment Inc. (included as Exhibit 99.1 to Form 8-K filed on July 23, 2004 and incorporated herein by reference).

        (d)(3)    Voting Agreement and Irrevocable Proxy, dated as of July 22, 2004, by and between the Durwood Voting Trust and AMC Entertainment Inc. (included as Exhibit 99.2 to Form 8-K filed on July 23, 2004 and incorporated herein by reference).

        (d)(4)    Letter, dated July 22, 2003, addressed to the Board of Directors of AMC Entertainment Inc. from AP Entertainment, LLC, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P. and Apollo German Partners V GmbH & Co KG (included as Exhibit (d)(4) to Schedule 13E-3 filed on September 17, 2004 and incorporated herein by reference).

        (d)(5)    Agreement and Consent, dated July 29, 2004, by and among AMC Entertainment Inc. and the Preferred Stockholders named therein (included as Exhibit 99.1 to Form 8-K filed on July 30, 2004 and incorporated herein by reference).

        (d)(6)    Investment Agreement, dated as of April 19, 2001, by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (included as Exhibit 4.7 to Form 8-K filed on April 20, 2001 and incorporated herein by reference).

        (d)(6)    Standstill Agreement, dated as of April 19, 2001, by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (included as Exhibit 4.8 to Form 8-K filed on April 20, 2001 and incorporated herein by reference).

        (d)(7)    Registration Rights Agreement, dated as of April 19, 2001, by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (included as Exhibit 4.9 to Form 8-K filed on April 20, 2001 and incorporated herein by reference).

        (f)    Delaware General Corporation Law Section 262 (incorporated herein by reference to Appendix E to the Proxy Statement).

        (g)   None

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 24, 2004

AMC ENTERTAINMENT INC.
By:	/s/ KEVIN M. CONNOR Name: Kevin M. Connor Title: Senior Vice President, General Counsel and Secretary
PETER C. BROWN
By:	/s/ PETER C. BROWN Name: Peter C. Brown
PHILIP M. SINGLETON
By:	/s/ PHILIP M. SINGLETON Name: Philip M. Singleton
MARQUEE HOLDINGS INC.
By:	/s/ MATHEW LORI Name: Mathew Lori Title: President
MARQUEE INC.
By:	/s/ MATHEW LORI Name: Mathew Lori Title: President
APOLLO MANAGEMENT IV, L.P.
By:	AIF IV MANAGEMENT, INC., ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO MANAGEMENT V, L.P.
By:	AIF V MANAGEMENT, INC., ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President

APOLLO INVESTMENT FUND IV, L.P.
By:	APOLLO ADVISORS IV, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT IV, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO OVERSEAS PARTNERS IV, L.P.
By:	APOLLO ADVISORS IV, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT IV, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO INVESTMENT FUND V, L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO OVERSEAS PARTNERS V, L.P.
By:	By: APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO NETHERLANDS PARTNERS V(A), L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President

APOLLO NETHERLANDS PARTNERS V(B), L.P.
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
APOLLO GERMAN PARTNERS V GMBH & CO KG
By:	APOLLO ADVISORS V, L.P., ITS GENERAL PARTNER
By:	APOLLO CAPITAL MANAGEMENT V, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
AP ENTERTAINMENT, LLC
By:	APOLLO MANAGEMENT V, L.P. ITS MANAGER
By:	AIF V MANAGEMENT, INC. ITS GENERAL PARTNER
By:	/s/ AARON J. STONE Name: Aaron J. Stone Title: Vice President
J.P. MORGAN PARTNERS (BHCA), L.P.
BY:	JPMP MASTER FUND MANAGER, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) V, L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (FRED), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (GINGER), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (DARTH), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (LUKE), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

AMCE (RHETT), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director
AMCE (SCARLETT), L.P.
BY:	JPMP GLOBAL INVESTORS, L.P., ITS GENERAL PARTNER
BY:	JPMP CAPITAL CORP., ITS GENERAL PARTNER
By:	/s/ MICHAEL R. HANNON Name: Michael R. Hannon Title: Managing Director

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SCHEDULE 13E-3
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.